SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

SIRNA THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

829669100

(CUSIP Number)

Ivy Dodes

Credit Suisse First Boston

Eleven Madison Avenue

New York, New York 10010

(212) 325-2000

with a copy to:

Warren T. Lazarow

Sam Zucker

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, California 94025

(650) 473-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 829669100

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☒

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 13,922,733[1] 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 13,922,733[1] 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,922,733[1]

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.7%[2]

14.	TYPE OF REPORTING PERSON (See Instructions) BK, HC

[1]	The securities issued to the Reporting Person were allocated among DLJ Capital Corporation, Sprout Capital IX, L.P., Sprout Entrepreneurs Fund, L.P. and Sprout IX Plan Investors, L.P. in its and their sole discretion. As described in Item 4 below, the Issuer completed a one for six reverse stock split of its outstanding capital stock prior to the closing of the transactions contemplated by that

CUSIP No. 829669100

certain Common Stock and Warrant Agreement described in Item 3 below. The share numbers reflected throughout this Schedule 13D/A reflect the one for six reverse stock split. The shares beneficially owned by the Reporting Person include: (a) 493,427 shares of the Issuer’s Common Stock issued to Sprout IX Plan Investors, L.P. pursuant to the Common Stock and Warrant Agreement; (b) 42,109 shares of the Issuer’s Common Stock issued to Sprout Entrepreneurs Fund, L.P. pursuant to the Common Stock and Warrant Agreement; (c) 10,684,732 shares of the Issuer’s Common Stock issued to Sprout Capital IX, L.P. pursuant to the Common Stock and Warrant Agreement; (d) 23,419 shares of the Issuer’s Common Stock issued to DLJ Capital Corporation pursuant to the Common Stock and Warrant Agreement; (e) 288,300 shares of the Issuer’s Common Stock issued to Dr. James Niedel, a Venture Partner of the Reporting Person, pursuant to the Common Stock and Warrant Agreement; (f) 102,077 shares of the Issuer’s Common Stock issuable to Sprout IX Plan Investors, L.P. upon exercise of warrants issued pursuant to the Common Stock and Warrant Agreement; (g) 8,711 shares of the Issuer’s Common Stock issuable to Sprout Entrepreneurs Fund, L.P. upon exercise of warrants issued pursuant to the Common Stock and Warrant Agreement; (h) 2,210,404 shares of the Issuer’s Common Stock issuable to Sprout Capital IX, L.P. upon exercise of warrants issued pursuant to the Common Stock and Warrant Agreement; (i) 4,845 shares of the Issuer’s Common Stock issuable to DLJ Capital Corporation upon exercise of warrants issued pursuant to the Common Stock and Warrant Agreement; (j) 59,642 shares of the Issuer’s Common Stock issuable to Dr. Niedel upon exercise of warrants issued pursuant to the Common Stock and Warrant Agreement; and (k) 5,067 shares of the Issuer’s Common Stock acquired by CSFB LLC in ordinary course trading activity.

[2]	These percentages are calculated based upon 34,172,826 shares of the Issuer’s Common Stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (a) 31,787,147 shares of the Issuer’s Common Stock outstanding on March 16, 2004, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2003 as filed with the Securities and Exchange Commission on March 18, 2004 and (b) 2,385,679 shares of Common Stock issuable to the Reporting Person upon exercise of the Warrants issued pursuant to the Common Stock and Warrant Agreement.

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The following constitutes the Amendment No. 2 to Schedule 13D filed by the undersigned (the “Schedule 13D/A”). This Schedule 13D/A is being filed by the Reporting Person to report the termination by mutual agreement of the parties of the Voting Agreement described in Item 4 below. Accordingly, the shares owned by the Reporting Person and the other parties to the Voting Agreement are no longer subject to the voting restrictions contained in the Voting Agreement, and the Reporting Person no longer shares voting power with respect to any of the shares owned by the other parties to the Voting Agreement. The Schedule 13D is amended and restated as follows:

Item 1.	Security and Issuer.

(a) The class of equity securities to which this statement relates is common stock, par value $0.01 per share (the “Common Stock”), of Sirna Therapeutics, Inc. (formerly known as Ribozyme Pharmaceuticals, Inc.), a Delaware corporation (the “Issuer” or “Sirna”), and Common Stock issuable upon the exercise of warrants.

(b) The principal executive offices of the Issuer are located at 2950 Wilderness Place, Boulder, Colorado 80301.

Item 2.	Identity and Background.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Schedule 13D/A is being filed by Credit Suisse First Boston (the “Bank”), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit (the “CSFB business unit”) excluding Asset Management (as defined below) (the “Reporting Person”). The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management (“Asset Management”). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank’s principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person’s principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. (“CSFBI”), a Delaware corporation. The address of CSFBI’s principal business and office is Eleven Madison Avenue, New York, New York 10010. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group (“CSG”), a corporation formed under the laws of Switzerland.

CSFBI owns all of the voting stock of Credit Suisse First Boston (USA), Inc. (“CSFB-USA”), a Delaware corporation and holding company. Credit Suisse First Boston LLC (“CSFB LLC”), a Delaware limited liability company, is a registered broker-dealer

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and the successor company of Credit Suisse First Boston Corporation (“CSFBC”)1. CSFB-USA is the sole member of CSFB LLC. The address of the principal business and office of each of CSFB-USA and CSFB LLC is Eleven Madison Avenue, New York, New York 10010.

CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG is comprised of the Credit Suisse Financial Services business unit (the “Credit Suisse Financial Services business unit”), which offers investment products, private banking and financial advisory services, including insurance and pension solutions, for private and corporate clients in Europe and other markets around the world. CSG’s business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own shares of the securities of the issuer to which this schedule relates (the “Shares”) and such Shares are not reported in this statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of Asset Management and the Credit Suisse Financial Services business unit disclaims beneficial ownership of shares beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.

Sprout Capital IX, L.P. (“Sprout IX”), Sprout Entrepreneurs Fund, L.P. (“Sprout Entrepreneurs”) and Sprout IX Plan Investors, L.P. (“Plan Investors”) are Delaware limited partnerships which make investments for long term appreciation.

DLJ Capital Corporation (“DLJCC”), a Delaware corporation and a wholly-owned subsidiary of CSFB-USA, acts as a venture capital partnership management company. DLJCC is also the general partner of Sprout Entrepreneurs and the managing general partner of Sprout IX and, as such, is responsible for their day-to-day management. DLJCC makes all of the investment decisions on behalf of Sprout Entrepreneurs and Sprout IX.

DLJ Associates IX, L.P. (“Associates IX”), a Delaware limited partnership, is a general partner of Sprout IX and in accordance with the terms of the relevant partnership agreement, does not participate in investment decisions made on behalf of Sprout IX. DLJ Capital Associates IX, Inc. (“DLJCA IX”), a Delaware corporation and wholly-owned subsidiary of CSFB-USA, is the managing general partner of Associates IX.

DLJ LBO Plans Management Corporation II (“DLJLBO”), a Delaware corporation, is the general partner of Plan Investors and, as such, is responsible for its

[1]	CSFB LLC is a registered broker-dealer effecting trades in many companies, including Sirna. All references hereinafter to CSFBC shall be deemed to refer to CSFB LLC.

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day-to-day management. DLJLBO makes all of the investment decisions on behalf of Plan Investors. DLJLBO is a wholly-owned subsidiary of Credit Suisse First Boston Private Equity, Inc. (“CSFBPE”), a Delaware corporation, which, in turn, is a wholly-owned subsidiary of CSFB-USA.

Hereinafter, Sprout Entrepreneurs, Sprout IX, DLJCC, Associates IX, DLJCA IX, DLJLBO, CSFBPE and Plan Investors are collectively referred to as the “CSFB Entities.”

The name, business address, citizenship and title of each executive officer or director of the Reporting Person, CSFBI, CSFB-USA, CSFBPE, CSFB LLC and those CSFB Entities that are corporations are set forth on Schedules A-1 through Schedules A-8 attached hereto, each of which is incorporated by reference herein.

Except as otherwise provided herein, during the past five (5) years none of the Reporting Person, CSFBI, CSFB-USA, CSFBPE, CSFB LLC, the CSFB Entities nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-8 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

On January 22, 2002, CSFBC, without admitting or denying any alleged violation, entered into coordinated settlements with NASD Regulation, Inc. (“NASDR”) and the Securities and Exchange Commission (“SEC”) resolving all outstanding investigations of CSFBC into the allocation of shares in initial public offerings (“IPOs”). CSFB-USA was then the sole stockholder of CSFBC.

CSFBC consented to these settlements without admitting or denying any of the allegations made in the SEC’s Complaint or the Letter of Acceptance, Waiver and Consent (“AWC”) filed with the NASDR. The SEC and NASDR alleged that, between April 1999 and June 2000, certain CSFBC employees allocated many shares in IPOs to over 100 customers with whom they had improper profit-sharing arrangements. The NASDR and SEC alleged that certain employees allocated “hot” IPO shares to certain customers who paid the Firm a portion of the profits (between 33 and 65 percent) that they made when they sold their IPO stock, by paying inflated brokerage commissions on transactions unrelated to the IPO shares.

Under the terms of the coordinated settlement:

•    CSFBC paid a total of $100 million. This amount included $30 million in fines and civil penalties divided evenly between the SEC and NASDR, and a total of $70 million in disgorgement, $35 million of which was paid to the U.S. Treasury and $35 million of which was paid to the NASDR, representing the monies obtained as a result of the conduct described by the SEC and NASDR. The SEC determined in this case that it was appropriate and in the public interest to pay funds to the U.S. Treasury rather than to any third parties.

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•    CSFBC has adopted and is implementing revised policies and procedures for allocating IPOs in its broker-dealer operations. The SEC and NASD have reviewed these policies and procedures. These included the establishment of an IPO Allocation Review Committee, a process for the pre-qualification of accounts before they are eligible to receive IPO allocations, and enhanced supervisory procedures, which may include the review of commissions paid by certain accounts receiving allocations around the time of the IPO. CSFBC also agreed to retain an independent consultant to review the implementation of these policies and procedures one year from the date of the settlement.

In the NASDR settlement, CSFBC, without admitting or denying any findings, consented to a censure and findings that it violated NASD Rules 2110, 2330, 2710, 3010 and 3110. These Rules: (a) require broker-dealers to adhere to just and equitable principles of trade; (b) prohibit broker-dealers from sharing in the profits of client accounts except as specifically provided; (c) require a managing underwriter to file certain information that may have a bearing on the NASDR’s review of underwriting arrangements; (d) require members to establish, maintain and enforce a reasonable supervisory system; and (e) require broker-dealers to maintain certain books and records.

The NASDR AWC also found violations of Section 17(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and SEC Rule 17a-3, thereunder, which are incorporated by NASD Rule 3110 and similarly impose certain record keeping requirements on CSFBC as a broker-dealer. In the SEC settlement, CSFBC, without admitting or denying the allegations of the Complaint, consented to entry by the District Court for the District of Columbia of a final judgment that: (1) permanently enjoined CSFBC, directly or indirectly, from violations of NASD Conduct Rules 2110 and 2330 and Section 17(a)(1) of the Exchange Act and SEC Rule 17a-3; and (2) ordered CSFBC to comply with certain undertakings.

Neither the SEC nor NASDR made any allegations or findings of fraudulent conduct by CSFBC. Further, neither the SEC nor NASDR alleged that any IPO prospectus was rendered false or misleading by CSFBC’s conduct or that this conduct affected either the offering price of an IPO or the price at which any IPO stock traded in the aftermarket.

On October 31, 2003, the U.S. District Court for the Southern District of New York (the “SDNY”) approved the global settlement among a number of Wall Street firms, including CSFB LLC, and a coalition of state and federal regulators and self-regulatory organizations (the “Global Settlement”). CSFB LLC, without admitting or denying any alleged violation, consented to the Global Settlement and thereby resolved a Securities and Exchange Commission’s (“SEC”) complaint filed on April 28, 2003, in the SDNY. In this complaint, the SEC alleged that, from July 1998 to December 2001, CSFB LLC engaged in acts and practices that created or maintained inappropriate influence over research analysts, thereby imposing conflicts of interest on research analysts that CSFB LLC failed to manage in an adequate or appropriate manner. The SEC’s complaint also alleged that CSFB LLC engaged in inappropriate “spinning” of

CUSIP No. 829669100

“hot” IPO allocations in violation of New York Stock Exchange (“NYSE”) and NASD Inc. (“NASD”) rules requiring adherence to high business standards and just and equitable principles of trade, and that CSFB LLC’s books and records relating to certain transactions violated the broker-dealer record-keeping provisions of Section 17(a) of the Securities Exchange Act of 1934, NYSE Rules 401, 440 and 476(a)(6) and NASD Rules 2110 and 3110.

Under the terms of the Global Settlement:

•	CSFB LLC agreed to pay the following amounts: $75 million as a penalty, $75 million as disgorgement of commissions and other monies for restitution for investors, and $50 million to be used to fund independent research. This $50 million to fund independent research is payable over a five year period.

•	CSFB LLC is required, among other things, to: (i) separate its research and investment banking departments and make independent research available to investors, (ii) prohibit its analysts from receiving compensation for investment banking activities and prohibit analysts’ involvement in investment banking “pitches” and “roadshows,” (iii) contract, for a five-year period, with no fewer than three independent research firms that will make available independent research to CSFB’s customers, and (iv) make its analysts’ historical price targets (among other things) publicly available.

•	CSFB LLC is permanently restrained and enjoined from violating Sections 15(c) and 17(a) of the Exchange Act, Exchange Act Rules 15c1-2 and 17a-3, NASD Rules 2110, 2210, 3010, and 3110, and NYSE Rules 342, 401, 440, 472, and 476.

Other Wall Street firms were subject to similar requirements.

Item 3.	Source and Amount of Funds or Other Consideration.

As described in Item 4 below, the Issuer completed a one for six reverse stock split of its outstanding capital stock prior to the closing of the transactions contemplated by that certain Common Stock and Warrant Agreement described below. The share numbers reflected throughout this Schedule 13D/A reflect the one for six reverse stock split. Pursuant to the Common Stock and Warrant Purchase Agreement among Sirna, the Reporting Person and various other investors dated as of February 11, 2003 (the “Common Stock and Warrant Agreement”), the Reporting Person purchased an aggregate of 11,531,987 shares of the Issuer’s Common Stock at a price of $1.98 per share for total consideration of $22,833,334.26. Under the terms of the Common Stock and Warrant Agreement, the Reporting Person also received warrants to purchase 2,385,679 shares of the Issuer’s Common Stock at an exercise price of $2.52 per share (the “Warrants”). The securities issued to the Reporting Person were allocated among DLJ Capital Corporation, Sprout Capital IX, L.P., Sprout Entrepreneurs Fund, L.P. and Sprout IX Plan Investors, L.P. in its and their sole discretion. Sprout IX Plan Investors, L.P. purchased 493,427

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shares of the Issuer’s Common Stock and a warrant to purchase 102,077 shares of the Issuer’s Common Stock. Sprout Entrepreneurs Fund, L.P. purchased 42,109 shares of the Issuer’s Common Stock and a warrant to purchase 8,711 shares of the Issuer’s Common Stock. Sprout Capital IX, L.P. purchased 10,684,732 shares of the Issuer’s Common Stock and a warrant to purchase 2,210,404 shares of the Issuer’s Common Stock. DLJ Capital Corporation purchased 23,419 shares of the Issuer’s Common Stock and a warrant to purchase 4,845 shares of the Issuer’s Common Stock. Dr. James Niedel, a Venture Partner of the Reporting Person, purchased 288,300 shares of the Issuer’s Common Stock and a warrant to purchase 59,642 shares of the Issuer’s Common Stock. The funds used by the Reporting Person to acquire the Common Stock and Warrants were obtained from capital contributions by their partners, from direct capital commitments by Plan Investors and DLJCC and, in the case of Dr. Niedel, from his personal wealth.

References to and descriptions of the Common Stock and Warrant Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Common Stock and Warrant Agreement, and the Form of Warrant issued under the Common Stock and Warrant Purchase Agreement included as Exhibits A and B, respectively, to this Schedule 13D/A, which are incorporated in their entirety in this Item 3.

Item 4.	Purpose of Transaction.

The Reporting Person purchased the Common Stock and Warrants for investment purposes and, through representation on the Issuer’s board of directors, to influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer and the Reporting Person’s investment.

Pursuant to the Common Stock and Warrant Agreement, Sirna agreed to cause a registration statement covering the Common Stock issued pursuant to the Common Stock and Warrant Agreement and the Common Stock issuable upon the exercise of the Warrants to be filed with the SEC. Sirna further agreed to use its best efforts to cause the registration statement to be declared effective under the Securities Act no later than five business days after receipt of notice of “no review” by the SEC or 90 days from the initial filing of such registration statement in the event of SEC review. The registration statement was filed and declared effective in September, 2003.

In connection with the transaction, three (3) Sirna board members resigned. At the closing, one (1) person designated by funds managed or advised by the Reporting Person, James Niedel, one (1) person designated by funds managed or advised by Oxford Bioscience Partners IV, Douglas Fambrough, and one (1) person designated by funds managed or advised by Venrock Associates, Bryan Roberts, were appointed as members of the board of directors of the Issuer. As of the closing, the Reporting Person retained the right to appoint another director to the board of directors of the Issuer, and Sirna had agreed to use its best efforts to cause its compensation committee to have one (1) of the directors designated by funds managed or advised by the Reporting Person and the director designated by funds managed or advised by Venrock Associates as members and its nominating/governance committee to have one (1) of the directors designated by funds

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managed or advised by the Reporting Person, the director designated by funds managed or advised by Oxford Bioscience Partners IV and the director designated by funds managed or advised by Venrock Associates as members. Sirna further agreed that for so long as any designee of Oxford Bioscience Partners IV remained a member of the board of directors and as permitted by applicable law, then the compensation committee (except during periods in which the compensation committee contained a designee appointed by Venrock Associates) would include a designee of Oxford Bioscience Partners IV. Some of the investors entered into a voting agreement (the “Voting Agreement”) agreeing to vote their shares to effect such elections for so long as such entities continued to hold specified percentages of the Issuer’s Common Stock. In May 2004, the Issuer and the investors terminated these board and committee arrangements. Specifically, the Issuer and the investors amended the Common Stock and Warrant Agreement to terminate the Issuer’s covenants to use its best efforts to cause such nominations and elections (the “Purchase Amendment Agreement”) and the Issuer and the investors that were parties to the Voting Agreement entered into an agreement terminating the Voting Agreement in its entirety (the “Voting Termination Agreement”).

Prior to the closing, Sirna amended its charter to:

(1) effect a reverse stock split of Sirna’s Common Stock whereby Sirna issued one (1) new share of Common Stock in exchange for six (6) shares of its outstanding Common Stock; and

(2) allow any action required or allowed to be taken by the stockholders of Sirna at any annual or special meeting thereof to be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding Sirna stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Prior to the closing, Sirna amended its bylaws to provide the following:

(1) the board of directors will have seven (7) members;

(2) the board of directors shall have an audit committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three (3) members of the board of directors;

(3) the board of directors shall have a nominating committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three (3) members of the board of directors at least one (1) of whom must not be an affiliate of any investor. The duties of the nominating committee will include recommending to the board of directors for approval the hiring and termination of any executive officer of Sirna, including the Chief Executive Officer and Chief Financial Officer, and nominating any new member of the board of directors; and

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(4) the board of directors shall have a compensation committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three (3) members of the board of directors, at least one (1) of whom must not be an affiliate of any investor. The duties of the compensation committee will include authorizing the compensation of any executive officer, setting the number of shares reserved under Sirna’s option pool and setting employee compensation guidelines.

Sirna also agreed pursuant to the Common Stock and Warrant Agreement that after the closing, it would not, without the approval of a majority of the total number of directors then in office:

(1) authorize, offer, sell or issue any equity or debt securities of Sirna;

(2) incur indebtedness for borrowed money or guarantee or act as a surety for any debt which individually or in the aggregate is in excess of $500,000;

(3) grant a security interest in assets of Sirna which individually or in the aggregate have a value in excess of $500,000;

(4) sell, lease, sublease, license or otherwise transfer any of the rights, title and interest in any of its material intellectual property;

(5) purchase, license or otherwise acquire any of the rights, title or interest in any material intellectual property of any third party relating to pharmaceuticals or biologics;

(6) approve any annual business plan or budget or any material revisions thereto; or

(7) hire or terminate any executive officer of Sirna, including the Chief Executive Officer and Chief Financial Officer.

References to and descriptions of the Common Stock and Warrant Agreement, the Purchase Agreement Amendment and the Voting Termination Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Common Stock and Warrant Agreement, the Form of Warrant issued under the Common Stock and Warrant Agreement, the Purchase Agreement Amendment and the Voting Termination Agreement, included as Exhibits A, B, C and D, respectively, to this Schedule 13D/A, which are incorporated in their entirety in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person has sole voting power and sole dispositive power with respect to the shares issued to the Reporting Person. The securities issued to the Reporting Person were allocated among DLJ Capital Corporation, Sprout Capital IX, L.P., Sprout Entrepreneurs Fund, L.P. and Sprout IX Plan Investors, L.P. in its and their sole discretion.

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As of May 10, 2004, the Reporting Person may be deemed to beneficially own an aggregate of 13,922,733 shares of the Issuer’s Common Stock. The shares beneficially owned by the Reporting Person include: (a) 493,427 shares of the Issuer’s Common Stock issued to Sprout IX Plan Investors, L.P. pursuant to the Common Stock and Warrant Agreement; (b) 42,109 shares of the Issuer’s Common Stock issued to Sprout Entrepreneurs Fund, L.P. pursuant to the Common Stock and Warrant Agreement; (c) 10,684,732 shares of the Issuer’s Common Stock issued to Sprout Capital IX, L.P. pursuant to the Common Stock and Warrant Agreement; (d) 23,419 shares of the Issuer’s Common Stock issued to DLJ Capital Corporation pursuant to the Common Stock and Warrant Agreement; (e) 288,300 shares of the Issuer’s Common Stock issued to Dr. James Niedel, a Venture Partner of the Reporting Person, pursuant to the Common Stock and Warrant Agreement; (f) 102,077 shares of the Issuer’s Common Stock issuable to Sprout IX Plan Investors, L.P. upon exercise of warrants issued pursuant to the Common Stock and Warrant Agreement; (g) 8,711 shares of the Issuer’s Common Stock issuable to Sprout Entrepreneurs Fund, L.P. upon exercise of warrants issued pursuant to the Common Stock and Warrant Agreement; (h) 2,210,404 shares of the Issuer’s Common Stock issuable to Sprout Capital IX, L.P. upon exercise of warrants issued pursuant to the Common Stock and Warrant Agreement; (i) 4,845 shares of the Issuer’s Common Stock issuable to DLJ Capital Corporation upon exercise of warrants issued pursuant to the Common Stock and Warrant Agreement; (j) 59,642 shares of the Issuer’s Common Stock issuable to Dr. Niedel upon exercise of warrants issued pursuant to the Common Stock and Warrant Agreement; and (k) 5,067 shares of the Issuer’s Common Stock acquired by CSFB LLC in ordinary course trading activity. Collectively, the aggregate number of securities beneficially owned by the Reporting Person represent approximately 40.7% of the Issuer’s outstanding Common Stock, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act.

These percentages are calculated based upon 34,172,826 shares of the Issuer’s Common Stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (a) 31,787,147 shares of the Issuer’s Common Stock outstanding on March 16, 2004, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2003 as filed with the Securities and Exchange Commission on March 18, 2004 and (b) 2,385,679 shares of Common Stock issuable to the Reporting Person upon exercise of the Warrants issued pursuant to the Common Stock and Warrant Agreement.

To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CSFBI, CSFB-USA, CSFB LLC or any of the CSFB Entities nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-8 attached to the Schedule 13D/A, beneficially owns any Common Stock of the Issuer.

(b) The Reporting Person has sole power to vote or direct the vote of, and sole power to dispose or to direct the disposition of, 13,922,733 shares of the Issuer’s Common Stock, and shared power to vote or direct the vote of, and sole power to dispose or to direct the disposition of, no shares of the Issuer’s Common Stock.

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(c) To the best knowledge of the Reporting Person and except as described herein, neither the Reporting Person, CSFBI, CSFB-USA, CSFBPE, CSFB LLC, the CSFB Entities nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-8 attached to the Schedule 13D/A, has effected any transactions in the Common Stock during the past 60 days.

(d) Except for clients of CSFB LLC who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock held in Managed Accounts, no other person is known by the Reporting Person to have such right or power with respect to shares of Common Stock beneficially owned by the Reporting Person, CSFBI, CSFB-USA, CSFBPE, CSFB LLC or the CSFB Entities.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference.

To the best of the Reporting Person’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

A. Common Stock and Warrant Purchase Agreement dated as of February 11, 2003, by and among Sirna and the Investors. (Incorporated by reference to Exhibit 10.1 of Sirna’s Current Report on Form 8-K filed with the Commission on February 14, 2003).

B. Form of Warrant issued under the Common Stock and Warrant Purchase Agreement dated as of February 11, 2003. (Incorporated by reference to Exhibit B to Exhibit 10.1 of Sirna’s Current Report on Form 8-K filed with the Commission on February 14, 2003).

C. Amendment No. 1 to Common Stock and Warrant Purchase Agreement dated as of May 10, 2004, by and among Sirna and the Investors.

D. Termination Agreement dated as of May 10, 2004, by and among Sirna and certain of the Investors.

CUSIP No. 829669100

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2004

CREDIT SUISSE FIRST BOSTON, acting solely on behalf of the Credit Suisse First Boston business unit

By:	/s/ Ivy B. Dodes
Name: Ivy B. Dodes
Title: Managing Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 829669100

SCHEDULE A-1

EXECUTIVE OFFICERS OF THE REPORTING PERSON

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
John J. Mack	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer, Chairman	United States

Christopher Carter	Eleven Madison Avenue New York, NY 10010 USA	Chairman of Europe	Great Britain

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Co-President, Institutional Securities	United States

Stephen R. Volk	Eleven Madison Avenue New York, NY 10010 USA	Chairman of CSFB	United States

Thomas R. Nides	Eleven Madison Avenue New York, NY 10010 USA	Chief Administrative Officer	United States

Hector W. Sants	One Cabot Square London, England	Chief Executive Officer and Assistant Vice Chairman of European Region	Great Britain

Richard E. Thornburgh	Eleven Madison Avenue New York, NY 10010 USA	Chief Risk Officer of Credit Suisse Group	United States

Adebayo Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Global Head of Investment Banking	Nigeria

Eileen K. Murray	Eleven Madison Avenue New York, NY 10010 USA	Head of Global Technology, Operations and Product Control	United States

Brian Finn	Eleven Madison Avenue New York, NY 10010 USA	Member of CSFB Office of the Chairman	United States

Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Global General Counsel and Vice Chairman to Oversee Research and Legal and Compliance Departments	United States

Paul Calello	Eleven Madison Avenue New York, NY 10010 USA	Chairman and Chief Executive Officer of the Asia-Pacific Region	United States

Michael Clark	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Equity Division	United States

Bennett J. Goodman	Eleven Madison Avenue New York, NY 10010 USA	Chairman of Merchant Banking and Leverage Finance	United States

James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Fixed Income Division	United States

CUSIP No. 829669100

James E. Kreitman	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Equity Division	United States

Jeffrey M. Peek	Eleven Madison Avenue New York, NY 10010 USA	Vice Chairman and Head of Financial Services Division	United States

Jerry Wood	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Fixed Income Division	United States

Barbara A. Yastine	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States

CUSIP No. 829669100

SCHEDULE A-2

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston, Inc. The business address of Credit Suisse First Boston, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
John J. Mack	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States

Stephen R. Volk	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

Adebayo O. Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	Nigeria

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

David C. Fisher	Eleven Madison Avenue New York, NY 10010 USA	Managing Director, Chief Accounting Officer and Controller	United States

David C. O’Leary	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States

Jeffrey M. Peek	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Jeffrey H. Salzman	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Treasurer	United States

Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Robert C. O’Brien	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Chief Credit Officer	United States

Eileen K. Murray	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

CUSIP No. 829669100

SCHEDULE A-3

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (USA), Inc. The business address of Credit Suisse First Boston (USA), Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
John J. Mack	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States

Stephen R. Volk	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States

Adebayo O. Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Board Member, Managing Director and Head Global Investment Banking	Nigeria

Eileen K. Murray	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Head of the Securities Division and Board Member	United States

Barbara A. Yastine	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States

Paul Calello	Eleven Madison Avenue New York, NY 10010 USA	Chairman and Chief Executive Officer of the Asia-Pacific Region	United States

Christopher Carter	Eleven Madison Avenue New York, NY 10010 USA	Chairman of Europe	Great Britain

John A. Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of Equity Division	United States

Bennett J. Goodman	Eleven Madison Avenue New York, NY 10010 USA	Head of the Alternative Capital Division	United States

James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Fixed Income Division	United States

James E. Kreitman	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Equity Division	United States

Thomas R. Nides	Eleven Madison Avenue New York, NY 10010 USA	Chief Administrative Officer	United States

Joanne Pace	Eleven Madison Avenue New York, NY 10010 USA	Global Head of Human Resources	United States

Jerome C. Wood	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of Fixed Income	United States

CUSIP No. 829669100

SCHEDULE A-4

EXECUTIVE OFFICERS AND DIRECTORS OF

CREDIT SUISSE FIRST BOSTON LLC

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston LLC. The business address of Credit Suisse First Boston LLC is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
John A. Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Member of the Board of Managers	United States

Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	Member of the Board of Managers	United States

Jerome C. Wood	Eleven Madison Avenue New York, NY 10010 USA	Member of the Board of Managers	United States

John J. Mack	Eleven Madison Avenue New York, NY 10010 USA	President and Chief Executive Officer	United States

David C. Fisher	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States

Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Frank J. DeCongelio	Eleven Madison Avenue New York, NY 10010 USA	Head of Operations	United States

Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

Robert C. O’Brien	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States

CUSIP No. 829669100

SCHEDULE A-5

EXECUTIVE OFFICERS AND DIRECTORS OF

CREDIT SUISSE FIRST BOSTON PRIVATE EQUITY, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston Private Equity, Inc. The business address of Credit Suisse First Boston Private Equity, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer and Director	United States

Kenneth J. Lohsen	Eleven Madison Avenue New York, NY 10010 USA	Controller	United States

Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States

Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer — Funds Management and Director	United States

Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	Director	United States

CUSIP No. 829669100

SCHEDULE A-6

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL CORPORATION

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Capital Corporation. The business address of DLJ Capital Corporation is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Raymond M. Disco	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Treasurer	United States

Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Co-Chairman	United States

Alexander Rosen	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	President	United States

Janet A. Hickey	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Co-Chairman	United States

Kathleen LaPorte	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Philippe Chambon	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Jeani Delagardelle	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

CUSIP No. 829669100

SCHEDULE A-7

EXECUTIVE OFFICERS AND DIRECTORS OF

DLJ LBO PLANS MANAGEMENT CORPORATION II

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ LBO Plans Management Corporation II. The business address of DLJ LBO Plans Management Corporation II is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States

Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Senior Vice President	United States

Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

James D. Allen	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

Matthew C. Kelly	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

CUSIP No. 829669100

SCHEDULE A-8

EXECUTIVE OFFICERS AND DIRECTORS OF

DLJ CAPTIAL ASSOCIATES IX, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Capital Associates IX, Inc. The business address of DLJ Capital Associates IX, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Vice President and Board Member	United States

Philippe Chambon	Eleven Madison Avenue New York, NY 10010 USA	Vice President	France

George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	President and Board Member	United States

Craig L. Slutzkin	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

Janet A. Hickey	Eleven Madison Avenue New York, NY 10010 USA	Vice President and Board Member	United States

CUSIP No. 829669100

EXHIBIT INDEX

A. Common Stock and Warrant Purchase Agreement dated as of February 11, 2003, by and among Sirna and the Investors. (Incorporated by reference to Exhibit 10.1 of Sirna’s Current Report on Form 8-K filed with the Commission on February 14, 2003).

B. Form of Warrant issued under the Common Stock and Warrant Purchase Agreement dated as of February 11, 2003. (Incorporated by reference to Exhibit B to Exhibit 10.1 of Sirna’s Current Report on Form 8-K filed with the Commission on February 14, 2003).

C. Amendment No. 1 to Common Stock and Warrant Purchase Agreement dated as of May 10, 2004, by and among Sirna and the Investors.

D. Termination Agreement dated as of May 10, 2004, by and among Sirna and certain of the Investors.